SECURE COMPUTING CORPORATION

4810 Harwood Road

San Jose, CA 95124

PRIVILEGED AND CONFIDENTIAL

SUBMITTED VIA EDGAR

March 26, 2007

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Christine Davis

Re:	Secure Computing Corporation
Response to SEC Review Comments dated 3/23/2007
Commission file no: 000-27074

Ladies and Gentlemen:

This letter is in response to a letter dated March 23, 2007 to Secure Computing Corporation regarding Secure’s Form 10-Q for the fiscal quarter ended September 30, 2006 and (the “Comment Letter”).

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page 6

1.

We have considered your response to prior comment number 1. Currently, you are using customer purchase order values (approximating list prices) that do not represent VSOE of fair value to allocate your revenues for purposes of complying with Rule 5-03 of Regulation S-X. However, the revenue recognition principles of SOP 97-2 preclude the separation of product and service elements due to the lack of VSOE of fair value. We believe your income statement presentation under Rule 5-03 should correlate with the separation principles for elements of bundled arrangements as prescribed by SOP 97-2. Accordingly, you should report the aggregate revenues from this arrangement, and the related aggregate costs, in separate line items within your statements of operations in future periods if those amounts become material. The line item labels should be sufficiently descriptive to denote the bundled nature of those revenues and costs. Also, provide footnote disclosure describing the nature of the arrangements represented by those line items. Consider providing expanded disclosures either in the footnotes or within MD&A of billed values attributable to the various elements of those arrangements if you believe that information is useful to management and investors.

Company Response: Prospectively, we expect these arrangements to become material to our financial statements and thus we will report the aggregate revenues and costs from these types of arrangements in separate line items within our statements of operations, using labels that describe the bundled nature of these revenues and costs. Additionally, we will expand our footnote disclosures to include a description of these types of arrangements and the impact on revenue recognition. We will also expand our MD&A to include a discussion and corresponding analysis of these arrangements.

The undersigned acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at 408-979-6100 with questions or our legal counsel, Kyle Guse of Heller Ehrman, LLP, at 650-324-6715.

Very truly yours,

/s/ Tim Steinkopf
Tim Steinkopf Chief Financial Officer and Senior Vice President

cc: Kyle Guse

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